Exhibit 99.1

IMPERIAL TOBACCO GROUP PLC

INTERIM REPORT

2004

CREATING VALUE

Imperial Tobacco is the world’s fourth largest international tobacco company which manufactures, markets and sells a comprehensive range of cigarettes, tobaccos, rolling papers and cigars.

FINANCIAL HIGHLIGHTS
CHAIRMAN’S STATEMENT
CAUTIONARY STATEMENT
INDEPENDENT REVIEW REPORT TO IMPERIAL TOBACCO GROUP PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
CONSOLIDATED BALANCE SHEET
SUMMARY CONSOLIDATED CASH FLOW STATEMENT
NOTES TO THE INTERIM STATEMENT
SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)
SHAREHOLDER INFORMATION

We have delivered a 21% increase in adjusted earnings per share, reflecting the underlying strength of the business and our proven ability to generate cash.

FINANCIAL HIGHLIGHTS

(In £’s million)	6 months ended 31 March 2004			6 months ended 31 March 2003

Turnover	5,453	up	2%	5,355
Operating profit	402	—	—	401
Adjusted operating profit (1)	560	up	13%	497
Pre-tax profit	301	up	4%	290
Adjusted pre-tax profit (1)	454	up	20%	377
Profit after tax	191	up	3%	185
Adjusted profit after tax (1)	330	up	20%	274

(In pence)	6 months ended 31 March 2004			6 months ended 31 March 2003

Basic earnings per share	26.1	up	4%	25.1
Adjusted earnings per share (1)	45.3	up	21%	37.4
Diluted earnings per share	26.0	up	4%	25.0
Interim dividend per share	15.0	up	25%	12.0

(1)          Adjusted to exclude the effect of amortisation and exceptional items. Management believes that reporting results before amortisation and exceptional items (adjusted operating profit, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share) provides a better comparison of underlying business performance for the period.

CHAIRMAN’S STATEMENT

Derek Bonham

Chairman

Our focus on value creation has again delivered a good performance in the first half of 2004, continuing our track record of sustained profit growth.

Our results reflect the Group’s increased business dimensions, both in terms of our broader geographic base and enlarged brand portfolio supported by an ongoing focus on cost efficiencies.  We have made good progress, with encouraging trends in both mature and emerging markets, positive developments in Davidoff, Drum and Rizla and, continuing our focus on costs, several reorganisation initiatives are underway, particularly in manufacturing.

In the half year to 31 March 2004, adjusted operating profit, before amortisation and exceptional items, was £560 million, up by 13 per cent on 2003. Turnover including duty increased by 2 per cent from £5,355 million to £5,453 million. Turnover excluding duty decreased from £1,503 million to £1,472 million. This in part reflected the disposal of the Caritas and Tobaccomat wholesale businesses at the end of last year, with a £65 million impact on turnover, but a negligible profit effect. Adjusting for these disposals and an exchange benefit of £28 million, turnover excluding duty increased slightly, with pricing and mix improvements offsetting some market volume pressures in the first half of the year. Group adjusted operating margins showed an excellent improvement up to 38.0 per cent (2003:33.1 per cent).

REGIONAL PERFORMANCE HIGHLIGHTS

	Turnover ex. Duty		Operating Profit		Operating Margins
	Half year 2004	Half year 2003	Half year 2004	Half year 2003	Half year 2004	Half year 2003
	£m	£m	£m	£m	%	%
UK	392	359	209	177	53.3	49.3
Germany	293	298	107	102	36.5	34.2
Rest of Western Europe	297	286	151	130	50.8	45.5
Rest of the World	490	560	93	88	19.0	15.7
Total as adjusted (1)	1,472	1,503	560	497	38.0	33.1
Amortisation	—	—	(103)	(96)
Exceptional items	—	—	(55)	—
Total as reported	1,472	1,503	402	401

(1) Results before amortisation and exceptional items

The impact of exchange rate movements on Group profit in the first half of 2004 was not material compared to the first half of 2003; further details by trading region are set out in the trading performance highlights.

Adjusted profit before tax increased by 20 per cent to £454 million after charging net interest of £106 million (2003: £120 million).

Reported operating profit reflects amortisation of £103 million (2003: £96 million) and further restructuring costs of £55 million. As announced in January 2004, the closures of our cigarette manufacturing operations in Slovenia, Slovakia and Hungary, and the filter production centre in Hungary, have resulted in a charge of £35 million. These closures are expected to generate savings of £20 million per annum from 2005 onwards. As part of an ongoing capacity and infrastructure review, we have incurred further restructuring costs of £20 million, with anticipated annual cost savings of around £8 million. We also disposed of a number of surplus properties; including two in Hamburg and our distribution centre in Bristol. Proceeds in respect of these sales were £42 million with a £5 million profit on disposal.

After tax and minority interests, we delivered basic earnings per share of 26.1 pence (2003: 25.1 pence), and adjusted earnings per share of 45.3 pence, an increase of 21 per cent (2003: 37.4 pence).

Your Directors are pleased to declare an increase of 25 per cent in the interim dividend to 15.0 pence per share, slightly ahead of our earnings growth, rebuilding towards our historical annual payout ratio of approaching 50 per cent of earnings.

The Group continued its high level of cash conversion in the first half, with 83 per cent of adjusted operating profit converted into operating cash flow after capital expenditure. Closing net debt was £3.7 billion (2003: £4.3 billion), benefiting from the cash flow generated from trading operations and a favourable exchange translation movement of £88 million.

TRADING PERFORMANCE

UK

In the UK, we enhanced our leadership positions in both the cigarette and roll your own tobacco sectors, with this core market contributing 37 per cent of Group adjusted operating profit in the first half of the year.

UK operating profit increased by 18 per cent to £209 million (2003: £177 million), and margins were up to 53.3 per cent (2003: 49.3 per cent). These improvements reflect the benefits of a relatively stable UK market size, growth in market share and improved pricing, which together more than offset the impact of consumer downtrading.

Our current estimate of the size of the cigarette market is just under 54 billion (2003: 54 billion), with a growing roll your own tobacco market up to 3,000 tonnes (2003: 2,700 tonnes). In the March 2004 Budget, the Chancellor again increased tobacco duty in line with inflation, equivalent to just over 9 pence per 20 cigarettes.

Building on our market leading position in the UK, our branded cigarette share grew to 44.6 per cent (2003: 43.8 per cent). This strong performance was due to the continuing success of the Richmond brand family, and further growth in Lambert & Butler King Size which, this year, is celebrating its silver anniversary. We also made progress in the roll your own tobacco sector, with our market share up to 65.1 per cent (2003: 64.2 per cent), driven by Drum and Golden Virginia.

GERMANY

In Germany, we delivered an encouraging profit performance in a challenging market environment, which accounted for 19 per cent of Group adjusted operating profit in the first half of the year.

Operating profit in Germany was up at £107 million (2003: £102 million) but was held after adjusting for exchange gains of £5 million. This result reflects a reduction in cigarette volumes driven by market dynamics, offset by improved cost efficiencies, as demonstrated by the uplift in our operating margin to 36.5 per cent (2003: 34.2 per cent).

We saw a significant decline in the cigarette market and, based on March volume indicators, we estimate annualised cigarette volumes are down 10 per cent to 124 billion (2003: 138 billion). Some of the cigarette decline was reflected in further growth of the other tobacco products sector which we estimate was up 12 per cent from 24 billion to 27 billion cigarette equivalents.

The Government’s taxation proposals were finalised in December 2003; taxes increased by 1.2 euro cents per cigarette on 1 March 2004, and will be raised again on 1 December 2004 and 1 September 2005 by the same amount. Broadly proportional tax increases on roll your own tobacco will be implemented at the same time. Given the size of these tax increases, we believe that pressure on German cigarette market volumes is likely to continue.

At the time of the first tax increase in March, we took the opportunity to improve the profitability of our portfolio through a manufacturer’s price increase, which should benefit our performance in the second half of the year. We adopted a pricing strategy which created a broader spread of prices within the branded cigarette segment. The price of the West brand family was increased to €3.40 and JPS Red, formerly only available in Eastern Germany, has been introduced nationally at €3.20, reducing the price gap between the established branded and private label cigarettes.

Against this background, our overall branded share of the total tobacco market was 20.7 per cent (2003: 21.1 per cent) and our branded cigarette share declined to 19.1 per cent (2003: 19.9 per cent). We maintained our market leadership in other tobacco products, however our share showed a decline to 28.5 per cent (2003: 30.1 per cent), reflecting increased competition in the make your own segment. West, the second largest tobacco brand in Germany, benefited from its wider franchise both in cigarette and other tobacco products and broadly maintained its market share at 10.9 per cent of the total tobacco market. Our premium brand Davidoff remained stable at 1.1 per cent, a good performance given the trends in the market. In addition, we are about to strengthen our make your own portfolio with the national launch of JPS Singles.

As the German market continues to evolve we will capitalise on the opportunities that this presents, driving profitability within the market, leveraging our market leadership in other tobacco products combined with our portfolio strength in profitable value brands. As part of our ongoing review of operational efficiency and in anticipation of the changing market dynamics, we recently announced a restructuring of our German sales and marketing operations.

REST OF WESTERN EUROPE

The Rest of Western Europe delivered a good performance in a climate of increasing taxes which depressed volumes in some markets. Against this background, we have seen both share and profit gains across the region.

Operating profit grew to £151 million (2003: £130 million) and margins substantially increased to 50.8 per cent from 45.5 per cent in 2003.  The results reflect some encouraging market performances and price increases, enhanced by cost savings together with a favourable euro exchange gain of £4 million. These benefits were partially offset by some tax-related market declines, particularly in France and on the ferries.

In France, our cigarette share reached 3.7 per cent in March 2004 (2003: 3.6 per cent) and, in Ireland, our share was 31.4 per cent (2003: 32.4 per cent). In The Netherlands, West is showing positive growth, bringing our overall cigarette share to 3.1 per cent (2003: 2.7 per cent).

We made good progress in Southern Europe: in Greece we increased market share to 5.8 per cent (2003: 5.5 per cent) and in Italy we grew to 0.9 per cent (2003: 0.7 per cent). Given our strength in profitable cigarette value brands, our portfolio is well placed to benefit as consumers continue to downtrade as prices rise.

Rising prices also led consumers to migrate to other tobacco products where we have a number of strong positions including roll your own tobacco, rolling papers and tubes.  Our current estimate of the annual roll your own tobacco market in the Rest of Western Europe is around 31,000 tonnes, up 3 per cent on 2003, with our share of this segment over 50 per cent.  In addition, we maintained our sector leadership of duty paid tobacco sales in Western European airports and ferries.

REST OF THE WORLD

In the Rest of the World, we made good progress in a number of markets with improved profitability.

Operating profit grew 6 per cent to £93 million (2003: £88 million) despite an adverse exchange impact of £13 million.  We also improved our margins to 19.0 per cent (2003: 15.7 per cent).  Our results reflect good in-market performances across Asia, Africa, the Middle East and our Duty Free business, along with increased cost savings. However, performance lagged in Central and Eastern Europe, affected by market size pressures and trade stock adjustments.

In Asia Pacific, Taiwan continued to recover with our total market share consistently over 11 per cent. To balance our portfolio, Fusion was launched in January 2004 in the high-price category, complementing our premium Davidoff brand.

In China, our partnership with the Yuxi-Hongta Group and the State Tobacco Monopoly Administration continues to progress well, with West launched in the major cities of Shanghai and Kunming in December 2003. A new office was established in Shanghai and the implementation of a new sales and distribution organisation should further improve performance. In Indo-China, our business continues to progress ahead of expectations.

In Australia, our key cigarette brand families performed well and we continued to benefit from our leading position in the growing roll your own tobacco market.

In Africa, despite political uncertainty in the Ivory Coast, we experienced overall volume and share growth across the continent.  In the Middle East, Davidoff performed strongly with share gains throughout the region. A range of new marketing initiatives is being developed that will capitalise on this positive brand momentum.

In Central and Eastern Europe, we have had a challenging half year with increasing taxes impacting market sizes in the EU accession markets.  In those markets where tax rises have partly been absorbed by the major manufacturers, pressure on margins has continued.

Our market share in Poland was broadly held at just under 19 per cent through the continuing growth of West and the successful launch last year of Route 66, which compensated for a decline in some traditional local brands.

In Russia, we grew our total market share to 5.1 per cent (2003:4.8 per cent). We saw positive developments for both West and Davidoff but shipment volumes have been adversely affected by trade stock adjustments.

We have seen a good performance from our Duty Free business in the first half of the year with a recovery in Asian duty free markets, following the impact of SARS in this region last year.

MANUFACTURING

We continued to reduce costs and complexity while enhancing quality throughout our manufacturing operations, with significant progress made in the first half of the year.

Despite volume reductions in some markets, productivity and unit costs remained stable.  We expect a substantial improvement in the second half of the year, benefiting from higher volumes and our ongoing focus on capacity optimisation.

As part of our ongoing commitment to address the over capacity within the Group, we announced in January the closure of our cigarette production operations in Slovenia, Slovakia and Hungary, and our filter production centre in Hungary.  These facilities will close in May 2004. This has been achieved through constructive engagement with the Works Councils and Trade Unions who recognise the need for flexibility within the extended EU.

Within our business simplification project, we have reduced blends by a further 8 per cent. We continue to focus on the reduction of stock keeping units, which decreased by 6 per cent in the first half of the year. We are targeting further reductions in both of these areas by the end of the financial year.

The greenfield project in Turkey is on schedule, with production planned to start in 2005.

REGULATORY ENVIRONMENT

In the last few years, we have seen a trend towards increasing restrictions on smoking in public places. The European Commissioner for Health and Consumer Protection recently announced that he has decided not to introduce EU-wide legislation on smoking in the work place, believing that this can be resolved by Member States at a national level.

Overall, we have not seen any evidence that public smoking bans, per se, cause material reductions in consumption. Our view is that the issue should be resolved by common sense, courtesy and practical solutions, such as well-ventilated smoking and no-smoking areas. We do not believe that scientific studies show tobacco smoke to be a cause of disease in non-smokers.

OUTLOOK

In the second half of the year we expect another strong performance from the UK.  In Germany, the impact of the March 2004 manufacturer’s price increase should assist profitability but we anticipate some further decline in volumes. In the Rest of Western Europe, we will continue to capitalise on our strong positions in the growing other tobacco products sector, and will focus on further opportunities for cigarette share growth.  Our Rest of the World business should benefit from improving trends in a number of key markets in Asia, Africa, the Middle East, Australasia and our Duty Free business, albeit we expect pressures in Central Europe to continue.

Looking ahead, our focus remains on profitable sales growth, exploiting our well positioned portfolio.  We will deliver further cost savings and improve operational efficiencies throughout all aspects of our business, as we seek to extend our track record of sustainable profit growth for our shareholders.

/s/ Derek Bonham
Derek Bonham
Chairman

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, included herein are, or may be deemed to be, forward-looking statements within the meaning of section 21E of the Securities Exchange Act 1934, as amended. For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements, please refer to Imperial Tobacco’s annual report on Form 20-F for the fiscal year ended 30 September 2003, filed with the Securities and Exchange Commission on 10 February 2004.

INDEPENDENT REVIEW REPORT TO IMPERIAL TOBACCO GROUP PLC

Introduction

We have been instructed by the Company to review the financial information which comprises the consolidated profit and loss account, the statement of total recognised gains and losses, the consolidated balance sheet, the summary consolidated cash flow statement, the notes to the interim statement and the summary of differences between UK and US generally accepted accounting principles. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2004.

PricewaterhouseCoopers LLP

Chartered Accountants

Bristol

28 April 2004

Notes:

(a)          The maintenance and integrity of the Imperial Tobacco Group PLC website is the responsibility of the Company; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)         Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 31 March 2004

	(In £’s million)	Notes	6 months ended 31 March 2004		6 months ended 31 March 2003		Year ended 30 September 2003

	Turnover	3	5,453		5,355		11,412
	Duty in turnover	3	(3,981)		(3,852)		(8,212)
	Costs and overheads less other income		(1,070)		(1,102)		(2,319)

	Operating profit	3	402		401		881
	Group operating profit before amortisation and exceptional items		560		497		1,135
	Amortisation		(103)		(96)		(203)
	Exceptional items	4	(55)		—		(51)
	Profit on disposal of fixed assets	4	5		9		12

	Profit on ordinary activities before interest and taxation		407		410		893
	Net interest		(106)		(120)		(237)

	Profit on ordinary activities before taxation		301		290		656
	Taxation	5	(110)		(105)		(232)

	Profit on ordinary activities after taxation		191		185		424
	Equity minority interests		(2)		(3)		(3)

	Profit attributable to shareholders		189		182		421
	Dividends		(109)		(86)		(304)

	Retained profit for the period		80		96		117

Earnings per ordinary share	– Basic	6	26.1	p	25.1	p	58.1	p
	– Adjusted (before amortisation and exceptional items)	6	45.3	p	37.4	p	90.0	p
	– Diluted	6	26.0	p	25.0	p	57.9	p

Dividends per ordinary share	– Interim		15.0	p	12.0	p
	– Total for 2003						42.0	p

All activities derive from continuing operations. There is no difference between the profit as shown above and that calculated on an historical cost basis.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the six months ended 31 March 2004

(In £’s million)	6 months ended 31 March 2004	6 months ended 31 March 2003	Year ended 30 September 2003

Profit attributable to shareholders	189	182	421
Exchange movements on retranslation of net investments and related borrowings	(71)	113	101
Taxation credit on borrowings hedging overseas equity investments	—	6	33

Total recognised gains for the period	118	301	555

CONSOLIDATED BALANCE SHEET

at 31 March 2004

(In £’s million)	31 March 2004	Restated (see note 2) 31 March 2003	Restated (see note 2) 30 September 2003

Fixed assets
Intangible assets	3,552	3,803	3,807
Tangible assets	638	792	714
Investments	6	7	7

	4,196	4,602	4,528

Current assets
Stocks	1,113	1,034	1,009
Debtors	930	890	1,002
Investments	64	93	68
Cash	333	354	321

	2,440	2,371	2,400

Creditors: amounts falling due within one year	(2,177)	(2,104)	(2,875)

Net current assets/(liabilities)	263	267	(475)

Total assets less current liabilities	4,459	4,869	4,053
Creditors: amounts falling due after more than one year	(3,866)	(4,287)	(3,485)
Provisions for liabilities and charges	(486)	(539)	(509)

Net assets	107	43	59

Capital and reserves
Called up share capital	73	73	73
Share premium account	964	964	964
Profit and loss account	(949)	(1,013)	(997)

Equity shareholders’ funds	88	24	40
Equity minority interests	19	19	19

	107	43	59

Reconciliation of movements in shareholders’ funds

(In £’s million)	31 March 2004	Restated (see note 2) 31 March 2003	Restated (see note 2) 30 September 2003

Profit attributable to shareholders	189	182	421
Dividends	(109)	(86)	(304)

Retained profit for the period	80	96	117
Credit/(debit) in respect of employee share schemes	2	(9)	(17)
Exchange movements on goodwill previously written off	37	(71)	(83)
Other net exchange movements	(71)	113	101
Taxation credit on borrowings hedging overseas equity investments	—	6	33

Net addition to shareholders’ funds	48	135	151
Opening shareholders’ funds (originally £76m and £(92)m before prior year adjustments of £(36)m and £(19)m) (see note 2)	40	(111)	(111)

Closing shareholders’ funds	88	24	40

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 31 March 2004

(In £’s million)	Notes	6 months ended 31 March 2004	Restated (see note 2) 6 months ended 31 March 2003	Restated (see note 2) Year ended 30 September 2003

Net cash inflow from operating activities	7	495	51	802

Returns on investments and servicing of finance		(35)	(42)	(237)

Taxation		(55)	(31)	(154)

Capital expenditure and financial investment		15	(23)	(59)

Acquisitions
Payments to acquire businesses		(12)	—	(2)
Deferred consideration in respect of prior year acquisitions		(387)	(47)	(47)

Net cash outflow from acquisitions		(399)	(47)	(49)

Equity dividends paid		(217)	(167)	(254)

Net cash (outflow)/inflow before management of liquid resources and financing		(196)	(259)	49
Management of liquid resources		—	30	58

Financing		216	254	(126)

Increase/(decrease) in cash in the period		20	25	(19)

Reconciliation of net cash flow to movement in net debt

(In £’s million)	Notes	6 months ended 31 March 2004	6 months ended 31 March 2003	Year ended 30 September 2003

Increase/(decrease) in cash in the period		20	25	(19)
Cash (inflow)/outflow from (increase)/decrease in debt		(218)	(274)	86
Cash inflow from decrease in liquid resources		—	(30)	(58)

Change in net debt resulting from cash flows		(198)	(279)	9
Currency and other movements		160	(331)	(382)
Deferred consideration	8	385	—	—

Movement in net debt in the period		347	(610)	(373)
Opening net debt		(4,068)	(3,695)	(3,695)

Closing net debt	8	(3,721)	(4,305)	(4,068)

NOTES TO THE INTERIM STATEMENT

1.              Basis of preparation of the accounts

The results for the six months ended 31 March 2004 and 31 March 2003 are unaudited. Except for the restatement following a change in accounting policy as described below, the figures for the year ended 30 September 2003 are taken from the statutory accounts of Imperial Tobacco Group PLC which have been delivered to the Registrar of Companies and upon which an unqualified audit report was given.

The accounting policies are as stated in the Annual Report and Accounts for the year ended 30 September 2003, with the exception of the change in accounting policy following the adoption of UITF Abstract 17 (Revised 2003) “Employee Share Schemes” and UITF Abstract 38 “Accounting for ESOP Trusts”, for which the half year and full year results for 2003 have been restated.

2.              Changes in accounting policy and presentation

The 2003 half year and full year results have been restated following the adoption of UITF Abstract 17 (Revised 2003) “Employee Share Schemes” and UITF Abstract 38 “Accounting for ESOP Trusts”. Shares held by the Employee and Executive Benefit Trusts, previously shown in the balance sheet as fixed asset investments, are now required to be shown as a deduction from shareholders’ funds. The cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted. The charge is accrued over the vesting period of the shares. There is an exemption from making such a charge for Inland Revenue approved SAYE schemes and equivalent overseas schemes.

The impact was to reduce investments by £28m at 31 March 2003 and by £36m at 30 September 2003, and increase the deficit in the profit and loss account reserve by corresponding amounts.

The consolidated cash flow statement has been restated to reflect the reallocation of the cash payments relating to the purchase of shares from “Capital expenditure and financial investment” to “Financing”.

The consolidated profit and loss accounts for the six months ended 31 March 2003 and the year ended 30 September 2003 have not been restated as the effect in any one period is not material. The impact of the change in accounting policy in the six months to 31 March 2004 on Group profit after tax is not material.

3.              Segmental information (by destination)

The geographical analysis of turnover, duty in turnover and operating profit was as follows:

(In £’s million)	6 months ended 31 March 2004	6 months ended 31 March 2003	Year ended 30 September 2003

Turnover
UK	2,368	2,132	4,568

Germany	1,248	1,279	2,765
Rest of Western Europe	760	740	1,635
Rest of the World	1,077	1,204	2,444

International	3,085	3,223	6,844

	5,453	5,355	11,412

Duty in turnover
UK	1,976	1,773	3,808

Germany	955	981	2,120
Rest of Western Europe	463	454	983
Rest of the World	587	644	1,301

International	2,005	2,079	4,404

	3,981	3,852	8,212

(In £’s million)	6 months ended 31 March 2004	6 months ended 31 March 2003	Year ended 30 September 2003

Operating profit
UK	209	177	406

Germany	107	102	228
Rest of Western Europe	151	130	307
Rest of the World	93	88	194

International	351	320	729

Trading operations	560	497	1,135
Amortisation	(103)	(96)	(203)
Exceptional items	(55)	—	(51)

	402	401	881

4.              Exceptional items

The profit on disposal of fixed assets relates to the sale of land and buildings no longer required by the business.

Exceptional operating costs of £55m comprise £35m in respect of the factory closures announced in January 2004 and £20m in respect of an ongoing capacity and infrastructure review. These provisions relate primarily to termination of employment and fixed asset write-downs.

5.              Taxation

Taxation has been calculated on the basis of an estimated effective tax rate of 27.1% pre-amortisation for the full year. This compares with an effective pre-amortisation tax rate of 27.2% for the 2003 half year and 27.1% for the year ended 30 September 2003.

6.              Earnings per share

(In pence)	6 months ended 31 March 2004	6 months ended 31 March 2003	Year ended 30 September 2003

Earnings per share
Basic	26.1	25.1	58.1
Adjustment for amortisation and exceptional items	19.2	12.3	31.9

Adjusted	45.3	37.4	90.0
Diluted	26.0	25.0	57.9

(In £’s million)

Earnings
Basic	189	182	421
Adjustment for amortisation and exceptional items	139	89	231

Adjusted	328	271	652

Basic earnings per share are calculated using the weighted average number of ordinary shares outstanding during the period.

Adjusted earnings per share are calculated before tax-effected exceptional items of £36m and amortisation of £103m, since the Directors consider that this provides a better comparison of underlying business performance.

Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes.

(Number)	6 months ended 31 March 2004	6 months ended 31 March 2003	Year ended 30 September 2003

Weighted average number of shares outstanding during the period
Basic	724,066,990	724,959,301	724,328,162
Effect of share options	3,319,217	3,870,830	3,225,153

Diluted	727,386,207	728,830,131	727,553,315

7.              Reconciliation of operating profit to net cash flow from operating activities

(In £’s million)	6 months ended 31 March 2004	6 months ended 31 March 2003	Year ended 30 September 2003

Operating profit	402	401	881
Depreciation and amortisation	139	138	286
Increase/(decrease) in provisions for liabilities and charges	23	(39)	(69)

(Increase)/decrease in stocks	(147)	17	62
Increase in debtors	(4)	(158)	(233)
Increase/(decrease) in creditors	82	(308)	(125)

Working capital cash outflow	(69)	(449)	(296)

Net cash inflow from operating activities	495	51	802

8.              Analysis of net debt

(In £’s million)	Cash	Current asset investments	Loans due within one year	Loans due after one year	Deferred consideration	Total

As at 30 September 2003	321	68	(605)	(3,427)	(425)	(4,068)
Cash flow	20	—	285	(503)	385	187
Exchange movements	(8)	(4)	12	152	8	160

As at 31 March 2004	333	64	(308)	(3,778)	(32)	(3,721)

The deferred consideration paid during the period relates to the purchase of a further 9.19% of Reemtsma, for £385m (€558m), taking our total holding to 99.2%.

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). Such principles differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”). A summary of principal differences and additional disclosures applicable to the Group is set out below.

(In £’s million)	Explanation reference		6 months ended 31 March 2004	6 months ended 31 March 2003	Year ended 30 September 2003

Profit attributable to shareholders under UK GAAP			189	182	421
US GAAP adjustments:
Pensions		(i)	2	2	2
Amortisation of goodwill		(ii)	100	92	194
Amortisation of brands/trade marks/licences		(ii)	(50)	(44)	(102)
Deferred taxation		(iii)	4	29	57
Mark to market adjustments due to non designation of hedge accounting per SFAS 133		(iv)	(28)	(39)	(82)
Employee share schemes (charge)/credit to the profit and loss account		(vi)	(1)	6	6

Net income under US GAAP			216	228	496

(In pence)	Explanation reference		6 months ended 31 March 2004	6 months ended 31 March 2003	Year ended 30 September 2003

Amounts in accordance with US GAAP
Basic net income per ordinary share		(vii)	29.8	31.5	68.5
Basic net income per ADS		(vii)	59.6	63.0	137.0
Diluted net income per ordinary share		(vii)	29.7	31.3	68.2
Diluted net income per ADS		(vii)	59.4	62.6	136.4

(In £’s million)	Explanation reference		31 March 2004	Restated (see note 2) 31 March 2003	Restated (see note 2) 30 September 2003

Equity shareholders’ funds under UK GAAP as previously reported			88	52	76
Prior year adjustments (see note 2)			—	(28)	(36)

Equity shareholders’ funds under UK GAAP as restated			88	24	40
US GAAP adjustments:
Pensions		(i)	346	338	345
Goodwill, less accumulated amortisation of £(290)m (2003: £(89)m)		(ii)	(911)	(1,140)	(1,060)
Brands/trade marks/licences, less accumulated amortisation of £212m (2003: £106m)		(ii)	2,740	2,928	2,921
Deferred taxation		(iii)	(961)	(1,021)	(1,008)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133		(iv)	(15)	56	13
Proposed dividend		(v)	109	86	217
Employee share schemes		(vi)	(2)	1	(1)

Shareholders’ funds under US GAAP			1,394	1,272	1,467

(i)                                    Pensions

Under UK GAAP, pension costs are accounted for under the rules set out in Statement of Standard Accounting Practice No. 24 (SSAP 24). Its objectives and principles are broadly in line with those set out in the US accounting standard for pensions, Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions”(SFAS 87). However, SSAP 24 is less prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs.

Group contributions to the Imperial Tobacco Pension Fund are suspended as the Fund is in surplus. Under UK GAAP, in accordance with SSAP 24, no pension expense has been reflected in the profit and loss account and no pension asset has been recognised in the balance sheet for the UK and Irish pension schemes. A pension liability and related pension expense is recognised for the German unfunded pension schemes.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87. Under SFAS 87, a pension asset representing the excess of pension fund assets over benefit obligations has been recognised in the balance sheet.

(ii)                                Intangible assets

Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under UK GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after 27 September 1998 are capitalised and amortised over their useful life, not exceeding a period of 20 years. Prior to 27 September 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

Under US GAAP, identifiable intangible assets are separately valued and amortised over their useful lives. The separately identifiable intangible assets included in the US GAAP balance sheet are principally comprised of brand rights which are being amortised over 25 to 30 years.

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) with effect from 1 July 2001 and accordingly goodwill generated on acquisitions after this date was not amortised. For purchase transactions prior to 1 July 2001, goodwill was capitalised and amortised over its useful life. From 29 September 2002, in accordance with SFAS 142, the Company no longer amortises goodwill but rather tests such assets for impairment on an annual basis or where there is an indicator of impairment.

The Company completed an annual impairment review under SFAS 142 at 30 September 2003 and no impairment charge of goodwill was indicated.

(iii)                            Deferred taxation

Under UK GAAP, deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not.

US GAAP requires deferred taxation to be provided in full, using the liability method. In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination. Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognised and is being amortised over the useful economic lives of the underlying intangible assets.

(iv)                               Derivative financial instruments

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting.

US GAAP requires the Group to record all derivatives on the balance sheet at fair value. The Group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

(v)                                   Proposed dividends

Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current period’s earnings. Proposed dividends are provided on the basis of recommendation by the Directors.

Under US GAAP, dividends are recorded in the period in which they are formally declared.

(vi)                               Employee share schemes

Under UK GAAP, the cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted. The charge is accrued over the vesting period of the shares. There is an exemption from making such a charge for Inland Revenue approved SAYE schemes and equivalent overseas schemes.

Under US GAAP, the compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. For option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met.

(vii)                           Net income per ordinary share

Basic net income per ordinary share has been computed using US GAAP net income and weighted average ordinary shares. Diluted net income per ordinary share has been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes. There would be no significant dilution of earnings if outstanding share options were exercised.

Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

SHAREHOLDER INFORMATION

Financial calendar	Ex-dividend date for interim dividend	7 July 2004
	Interim dividend record date	9 July 2004
	Interim dividend payable	6 August 2004

Shareholder enquiries

Enquiries about personal shareholdings – including change of address, loss of certificates, payments of dividends, amalgamation of accounts, certificate consolidation – should be directed to:

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, 0870 241 3932  (+44 121 415 7009 from outside the UK) (0870 600 3950 text phone for shareholders with hearing difficulties).

You can now find a number of shareholder services on-line. The portfolio service from Lloyds TSB Registrars gives you access to more information on your investments including balance movements, indicative share prices and information on recent dividends. For more details on this and practical help on transferring shares or updating your details, visit www.shareview.co.uk which also gives you the opportunity to register to receive information from the Company electronically. If registering for the first time, you will need your shareholder reference which can be found on your share certificate or dividend voucher.

Enquiries on ADR holdings should be directed to the Depositary for American Depositary Receipts:

Citibank Shareholder Services, PO Box 43077, Providence, RI 02940-3077, USA, 1-877-CITI-ADR  (1-877 248 4237)  (toll free in the USA) Email: Citibank@shareholders-online.com   website: www.citibank.com/adr

General enquiries on the Company should be made to the Company Secretary at: Imperial Tobacco Group PLC, PO Box 244, Upton Road, Bristol BS99 7UJ, +44 117 963 6636 Email: info@uk.imptob.com

Information on Imperial Tobacco Group PLC is available on our website: www.imperial-tobacco.com

Lloyds TSB Registrars also offer a range of shareholder information on-line. You can access information on your holding, indicative share prices and dividend details and find practical help on transferring shares or updating your details at www.shareview.co.uk

Dividend Reinvestment Plan (DRIP)

Imperial Tobacco Group PLC has set up a DRIP to enable shareholders to use their cash dividend to buy further shares in the market through a Dividend Reinvestment Plan. Further information can be obtained from Lloyds TSB Registrars, Share Dividend Operations, Worthing, West Sussex BN99 6DA, 0870 241 3018.

International Direct Investment Program

Imperial Tobacco Group PLC American Depositary Shares have been included in the Citibank International Direct Investment Program. The International Direct Investment Program provides registered holders and interested investors with a convenient way to purchase and sell Imperial Tobacco Group PLC American Depositary Shares.

To obtain further information about the International Direct Investment Program, please call Citibank N.A., the administrator and sponsor at 1-800 808 8010 (toll free in the USA).

ISA

Investors in Imperial Tobacco Group PLC ordinary shares may take advantage of a low cost Individual Savings Account (ISA) dedicated to Imperial Tobacco Group PLC shares, operated by Lloyds TSB Bank plc. Details of the ISA, which offers competitive charges, can be obtained from Lloyds TSB Registrars, ISA Team, The Causeway, Worthing, West Sussex DN99 6UY, 0870 242 4244.

Share dealing facilities

A low cost, execution only, postal dealing service for the purchase and sale of Imperial Tobacco Group PLC shares has been set up by Hoare Govett Limited. Commission is 1 per cent with a minimum charge of £12. For details please contact: Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA, 020 7678 8300. This service is restricted to UK residents only and transactions are limited to €15,000 (approximately £9,000).

Hoare Govett Limited is authorised and regulated by the Financial Services Authority.

Designed and produced by MAGEE

Printed by First Impression

IMPERIAL TOBACCO GROUP PLC

PO BOX 244

SOUTHVILLE

BRISTOL BS99 7UJ

www.imperial-tobacco.com